FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

1 October 2004

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Treasury Stock	-	17 September 2004
Result of EGM	-	30 September 2004
Treasury Stock	-	1 October 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

Enc.

dlw 10/21

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:30 17-Sep-04
Number	PRNUK-1709

Treasury Shares

17 September 2004

Friends Provident plc announces that following the transfer of 76,333 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,220,083 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Result of EGM
Released	12:40 30-Sep-04
Number	5338D

Friends Provident PLC

30 September 2004

Friends Provident PLC (the "Company") announces that, at its extraordinary general meeting held earlier today, the ordinary resolution relating to its participation in the merger of the Company's subsidiary, ISIS Asset Management plc and F&C Group (Holdings) Limited (the "Transaction") and ancillary matters was passed.

A copy of the ordinary resolution passed has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7066 1000

The Transaction remains conditional, inter alia, on the passing of the necessary resolutions at the extraordinary general meeting of ISIS Asset Management plc, which will be held on 4 October 2004. It is expected that the Transaction will complete on 11 October 2004.

Enquiries:

Brian Sweetlend

Director and Secretary

Friends Provident PLC

Tel. No. 01306 653143

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:53 01-Oct-04
Number	PRNUK-0110

Treasury Shares

1 October 2004

Friends Provident plc announces that following the transfer of 156,366 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,063,717 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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